UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 001-14812

GLOBAL-TECH APPLIANCES INC.

(Translation of Registrant’s Name into English)

12/F., Kin Teck Industrial Building, 26 Wong Chuk Hang Road, Aberdeen, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

On November 18, 2008, Global-Tech Appliances Inc. issued a press release regarding the possibility of its delisting from the New York Stock Exchange. A copy of the press release is attached hereto as Exhibit 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 18, 2008

GLOBAL-TECH APPLIANCES INC.

By:	/s/ Brian Yuen
Brian Yuen Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Description
1	Press release dated November 18, 2008